Exhibit 99.1

TSX Defers Consideration of Jaguar Mining Shareholder Rights Plan

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, March 22, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced that it has been notified by the Toronto Stock Exchange (the "TSX") that the TSX will, in accordance with the practice of the TSX in connection with similar rights plans, defer consideration of the acceptance of the Company's previously announced Shareholder Rights Plan (the "Rights Plan") until such time as the TSX is satisfied that the Ontario Securities Commission will not intervene pursuant to National Policy 62-202 - Take-Over Bids - Defensive Tactics in any take-over bid for the Company.

Even though the TSX has deferred its review of the Rights Plan, the Rights Plan remains in effect.  A copy of the Rights Plan is available at www.sedar.com.

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 240,000-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-410-4888
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:47e 22-MAR-12